Exhibit 21.1

Subsidiaries of Medivation, Inc.

1.	Medivation Neurology, Inc. (Delaware)

2.	Medivation Prostate Therapeutics, Inc. (Delaware)

3.	Medivation Technologies, Inc. (Delaware)